EXHIBIT 2.2

Roll of Deeds No. 443/1994

Negotiated in Frankfurt am Main on October 5, 1994

Before me, the undersigned

Dr. Peter Gamon

Notary for the District of the Court of Appeals
Frankfurt am Main with the office at Frankfurt am
Main appeared today

1.  Mr. Wolfgang Strebert, economist, born
December 15, 1942, resident Bismarckstrasse 32, 73770 Denkendorf

2.  Mr. Thomas Hoene, attorney born May 12,
1952, resident Riegelaeckerstrasse 44, 71229
Leonberg, here not acting in his own name but in the name of

(a)  Mr. Franz-Peter Kirchhoff, resident
Frauenkopfstrasse 22, 70184 Stuttgart and

(b) Mr. Wolfgang Moeck, Romersteinweg 6, 72582
Grabenstetten
on the basis of powers of attorney dated
September 12, 1994 original copy of which was presented and of which a certified copy is attached hereto and September 28, 1994, the original of which is attached to this notarial deed,

3.  (a) Mr. Peter Ohl, engineer, born February 4, 1932 and

(b) Mr. Heinz Dangendorf, engineer, born February 25, 1945
both with office address at Blumenroder Stralsse 3, 65533
Limburg/Lahn, and acting not in their
own names but as members of the Board with joint power of representation for OHL Bau und
Industrie Holding AG ("Ohl BIH") address as above, a German stock corporation registered in the Commercial Register of Limburg under HRB 262 on the basis of a certified excerpt from the Commercial Register dated September 30, 1994 that was presented at the notarization;

the person appearing under No. 1 and the persons and the company represented by the persons appearing under No.'s 2 and 3 hereinafter jointly the "Sellers" and individually a "Seller",

4.  Dr. James Donald Brock, engineer, born October
20, 1938, office address at 4101 Jerome Avenue,
Chattanooga, Tennessee 37407, U.S.A., not acting in his own name but in his capacity as President of ASTEC Industries Inc., address as above, a corporation under the laws of the State of Tennessee, U.S.A., the Company represented by the person appearing under No.4 hereinafter the "Buyer".

The persons appearing have identified themselves to the notary by his valid driving license in the case of the person appearing under No. 1, their valid German identity cards in the case of the persons appearing under No.'s 2 and 3 and his U.S.
passport in the case of the person appearing under

4.

The persons appearing requested that this notarization be done in the English language. The notary who speaks English fluently ascertained that all persons appearing have a sufficient command of the English language and that, therefore, there is no need for the presence of an interpretor.

The notary advised the persons appearing that Boden Oppenhoff Rasor Raue, the law firm in which the notary is a partner, has represented the Buyer in connection with the negotiation of this document and that he, therefore, should not notarize this agreement.

However, this representation has now come to an end and the parties request the notary jointly to proceed with the notarization. Now, therefore, the parties asked for the notarization of the following:

Share Purchase & Transfer Agreement

WHEREAS

A. Sellers are the sole shareholders of Gibat Ohl
Ingenieurgesellschaft fur Anlagentech-nik mbH,
Hasselroth, (hereinafter the "Company"), a company duly established and validly existing under the laws of Germany and registered in the Commercial Register of the lower court of Gelnhausen under HRB 1794, having a fully paid-in share capital of DM 1,000,000, which is divided into five shares in the nominal amounts of DM
25,000, DM 25,000, DM 550,000, DM 399,500 and
DM 500 respectively (hereinafter the "Shares"), of which

a share with a nominal value of   DM 25,000
a share with a nominal value of   DM 25,000
a share with a nominal value of   DM 550,000

making a total of three shares
with a total nominal value of       DM 600,000

are held by Messrs Strebert, Kirchhoff and Moeck as multiple owners (Gemeinschaftliche
Rechtsinhaber);

a share with a nominal value of   DM 399,500
a share with a nominal value of   DM     500

making a total of two shares
with a total nominal value of       DM 400,000

are held by Ohl BIH.

The shares now held by Messrs. Strebert, Kirchhoff and Moeck as multiple owners in the total nominal value of DM 600,000 were held by Industrie-
Beteiligungen GmbH & Co. KG, a German limited partnership registered in the Commercial Register of the Municipal Court of Wolfach under HRA 813 as trustee for Messrs, Strebert, Kirchhoff and Moeck on the basis of a notarial trust agreement, Roll of Deeds No. 525/1989 of the Notary Herbert
Bohmer in Erlensee dated October 26, 1989.
Pursuant to Section 4, para. 1 of that agreement the trust could be terminated by each party in writing without any notice. Pursuant to 4 para.2 the shares had been reassigned to the trustors subject to such termination. Industrie Beteiligungen GmbH
& Co. KG has terminated the trust by written notice of termination to Messrs. Strebert, Kirchhoff and Moeck dated September 28, 1994. Thereby, the trust has come to an end and the shares in the nominal value of DM 600,000, have been reassigned to Messrs. Strebert, Kirchhoff and Moeck as multiple owners.

B. Sellers are interested in selling 100 percent of the Shares in the Company to the Buyer, while the Buyer, based on the representations and warranties made by the Sellers, is interested in acquiring the Shares according to the terms and conditions hereof;

NOW, THEREFORE, the parties agree as follows:


 1.

Sale and Assignment of Shares

The Sellers hereby sell and the Buyer hereby buys the Shares with immediate effect, including all rights pertaining to the Shares, in particular all rights to all profits of the Company during the financial year 1994 and all retained earnings of the Company.

Messrs. Strebert, Kirchhoff and Moeck hereby assign to Buyer their shares in the nominal amounts of DM 25,000, DM 25,000 and DM
550,000, Ohl BIH hereby assigns to Buyer its shares in the nominal amounts of DM 399,500, and of DM 500. Buyer hereby accepts such assignments. The assignment is subject to the condition precedent that the Buyer shall have completely settled the purchase price as stipulated in 2 below.

2.

Purchase Price

2.1 The purchase price for the sale of the Shares is DM 8,500,000 (in words: Deutsche Marks eight million five hundred thousand). The purchase price shall be paid until October 18, 1994 as follows:

a) a partial amount of DM 1,700,000 to each of Messrs Strebert, Kirchhoff and Moeck, of which DM
850,000 each, i.e. an aggregate amount of DM
2,550,000 shall be paid by wire transfer to the account of Sigle Loose Schmidt -Diemitz & Partner at Deutsche Bank Stuttgart, account no. 8013500, bank code 600 700 70 net of any bank charges and the remaining partial arnount of DM 850,000 each shall be settled in lieu of payment (an
Erfulllungs statt) by transferring to Mr. Strebert
38,671, to Mr. Kirchhoff 38,672 and to Mr. Moeck
38, 671 shares of common stock of Buyer in the nominal value of US $ 1 each. Messrs Strebert,
Kirchhoff and Moeck and Buyer agree that each share of common stock in Buyer shall be valued at US $ 14 and a conversion rate of DM 1.57 per US $ shall be applied;

b) a partial amount of DM 3,400,000 to Ohl BIH, of which DM 1,700,000 shall be paid by wire transfer to the account of Sigle Loose Schmidt-Diemitz &
Partner at Deutsche Bank Stuttgart, account no.
8013500, bank code 600 700 70 and the
remaining DM 1,700,000 shall be settled in lieu of payment (an Erfullungs statt) by transferring to Ohl BIH title to 77, 343 shares of common stock of Buyer in the nominal value of US $ 1 each. Ohl BIH and Buyer agree that each share of common stock in Buyer shall be valued at US $ 14 and a conversion rate of DM 1.57 per US $ shall be applied

2.2 Title to the shares of common stock of Buyer shall be transferred to Sellers by way of issuing to each Seller a stock certificate for the appropriate number of shares and delivery of such share certificate to the respective Seller accompanied by a legal opinion of Alston Bird reasonably satisfactory to Sellers that. upon such delivery, Sellers become the legal owners of the appropriate number of shares in Buyers common stock.

2.3 If Buyer delays in making payment it shall pay interest of 12 % from the due date of payment without prejudice to any further claim to damages for delay.

3.

Indemnities

3.1 If taxes or any other charges are claimed from the Company for services to one or several Sellers, which were performed by the Company before conclusion of this Agreement, the relevant Seller, who received the service for which a tax or other public charge is demanded, shall indemnify the Company against the claim to payment of the relevant tax or public charge. This also applies to charges due for services performed in favor of persons or corporations affiliated with the relevant Seller for the purposes of Section 15 et seq German Stock Corporation Act (Verbundene
Unternehmen) or relatives of a Seller according to the German General Tax Code (AO).

For other tax liabilities of the Company there is no liability of the Sellers, except on the basis of 4.6.

3.2 With respect to the involvement of the Sellers in tax or other official audits of public charges for the period up to conclusion of this Agreement the following shall apply:

a) Any matters regarding public charges shall be handled by the Company in coordination with the Sellers. The Company shall notify the Sellers in due time of any such matter, in particular of a tax audit relating to the period before December 31
1994. The Sellers are entitled to participate in any such matter and to comment thereon. Any binding declaration vis-a-vis public authorities relating to the period before December 31, 1994 shall only be filed in coordination with the Sellers.

b) The Buyer and the Company shall grant full access to the Sellers and their representatives to all books and records of the Company during regular business hours, to the extent this is necessary to fend off claims regarding public charges asserted by public authorities for the period until December 31, 1994.

c) Upon the Sellers instruction and at their cost the Company may take up any remedy in connection with the foregoing in coordination with the Sellers.

3.3 Each Seller undertakes to indemnify and hold harmless the Buyer and the Company from and against any and all obligations or liabilities, including contingent liabilities, the Company may have as of the date hereof or that may arise from acts, omissions, or circumstances which have occurred prior to the date hereof, versus the relevant Seller or a person or entity affiliated with a Seller in the meaning of Section 15 et seq
German Stock Corporation Act or relatives of a Seller according to the German General Tax Code
(AO) (hereinafter "Affiliates"), except for the liabilities listed in Annex 3.3.

3.4 The Sellers undertake as joint and several debtors to indemnify and hold harmless the Buyer from and against any and all liabilities which would arise for the Buyer in the event that it should be held that the Shares have not been duly paid up or if repayments of the paid-in share capital or deemed repayments have occurred.
Moreover, each Seller undertakes to waive any claims or rights it might have against the Company in connection with the transfer of assets to the Company, to the extent that such assets were transferred by way of contribution to the original or increased share capital of the Company, in particular any claim for unjust enrichment.

4.

Representations and Warranties

In concluding this Agreement, the Buyer relies on the correctness of the representations and warranties made by the Sellers. Sellers represent expressly and warrant to the Buyer as a guaranteed quality ("Zugesicherte Eigenschalt") that the following representations and warranties are true, complete and correct:

4.1 The statements in recital A hereto about the Company, the Shares and its assets are complete and accurate in every respect.

4.2 The share capital of the Company has been paid up in full. The Company's share capital has not been repaid and the shareholders are under no obligation to make any additional contribution or under any other secondary obligation. The Sellers have not adopted any resolution to distribute dividends for the financial years 1993 and 1994.

4.3  The By-Laws of the company presently in
force are the version adopted by notarial shareholders' resolution dated April 29, 1990 (Roll of Deeds No 220/1990 of the notary Herbert
Bohmer in Erlensee), subject only to the amendment by notarial shareholders' resolution of June 26, l991, (Rolls of Deeds No 370/l991 of the notary Herbert Bohmer in Erlensee). There are no agreements, resolutions or promises concerning the relationship between the Company and its shareholders or among these shareholders or any obligations to enter into such agreements, resolutions or promises. The Company has no supervisory, advisory or administrative board or similar bodies and presently there is no obligation to constitute such a body, except for the Company's advisory board that had not been officially constituted and that had Messrs Strebert, Moeck and Ohl as its members.

4.4 There are no restrictions on the right to dispose of the shares or any third party rights.

4.5 The annual accounts of the Company as of December 31, 1993 have been prepared in accordance with statutory regulations and conform with generally accepted accounting principles consistently applied and accurately reflect all transactions material to the Company as at the Balance Sheet Date. To the best knowledge of Sellers, the final accounts as of December 31, 1993 fully and correctly reflect the financial and profit and loss position of the Company and the assets stated in the annual accounts (fixed and current assets as of December 31, 1993) are actually available. of value and the property of the Company except for any reservation of title of suppliers in the ordinary course of the Company's business;

4.6 The Company's equity capital shown in the annual accounts as of December 31, 1993 of

- share capital of             DM 1,000,000.00
- profit carried forward       DM   168,659.78
- annual surplus of total
  equity capital               DM   513,685.89
- total equity capital         DM 1,682,345.67

existed on the balance sheet date and still existed on July 31st, 1994. Any reduction in the aggregate amount of assets or any increase in the aggregate amount of liabilities that has existed on July 31, 1994 or has arisen from acts, omissions, or circumstances which have occurred in the periods until July 31, 1994 shall constitute a breach of this equity guarantee, provided, the Sellers or the Company's management could have known these acts, omissions or circumstances had they applied the diligence of a conscientious business man.

4.7 To the best knowledge of the Sellers' the Company's interim closing balance sheet as of July
31, 1994, which the Buyer has received, shows the economic trend of the Company since the last balance sheet date (December 31, 1993) taking into account any transactions which have taken place in the meantime.

4.8 To the best knowledge of the the Sellers, at the date of conclusion of this Agreement there are no circumstances, in particular liabilities or risks, tax liabilities, litigation, termination of important employee agreements, leases, leasing, supply or other long-time agreements, which are not included in the annual accounts of December 31, 1993 and the interim closing balance sheet of July
31, 1994 but are capable of adversely affecting the business of the Company more than it is affected in the ordinary course of business of the Company during the current business year.

4.9 To the best knowledge of the Sellers, all due tax and other public charge liabilities have been paid on conclusion of this Agreement and declarations in connection with the obligation to pay taxes or other public shares have been made.

4.10 To the best knowledge of the Sellers, there is no contamination of the land used to date or currently being used by the Company including water pollution which could give rise to liability on the part of the Company or its shareholders.

4.11 To the best knowledge of the Sellers, the Company is not restricted by official restrictions of any nature such as licence conditions in carrying on its business or disposing of or using the industrial property rights required for its business or that the Company, in conducting its business, has infringed third party industrial property rights.

4.12 The company does not have any liabilities arising from. and has not made any promises or provided any plans for, pensions.

4.13  The Company has not borrowed or raised
any money or taken any financial facility for, nor has it granted any guarantee, suretyship or any other similar undertakings as security for the debt of, third parties, including the Sellers or any Affiliate;

4.14  All documents, papers and information
supplied to Buyer, Ernst & Young
Wirtschaftsprufungsgesellschaft or Boden
Oppenhoff Rasor Raue for the purposes of their their pre-contractual due diligence exercise are accurate in all respects and the Sellers are not aware of any fact or matter which was not so supplied which renders any of such information misleading.

The Sellers do not give any other warranties.

5.

Warranty liability

5.1 Excluding any other legal rights of the Buyer to assert other claims in the event that any of the representations and warranties under Section 4 should be incorrect, the Sellers shall on demand, pay to the Company or the Buyer the amount necessary to put the Company or the Buyer into the position which would have existed if the representation and warranty had been true and not misleading.

5.2 The Buyer cannot assert any warranty claims which it would have for breach of warranty under
Section 4 above if the total amount of such claims does not exceed DM 100,000.

5.3 The period of limitation for all claims of the Buyer pursuant to this Agreement shall run until July 31, 1996, except for 3.1, for which the statutory period of limitation shall apply.

5.4 The Sellers shall be jointly and severally liable for warranty claims.

6.

Buyers warranty

6.1 The Buyer warrants that, on conclusion of this Agreement, he is not aware of any matters which will, or can, result in the Buyer's shares, which are transferred in accordance with 2. as the purchase price, being impaired more than immaterially in the 6 month period following conclusion of this Agreement, except as disclosed in the Buyer's quarterly report and 10-Q as of June 30, 1994 and except for the disclosed information about WAG.

6.2 The provisions of 5. shall apply to clause 6.1 above.

7.

Continuing Obligations

7.1  Buyer shall grant Sellers and their
representatives also after the date hereof the right to inspect during normal business hours all books and business records of the Company relating to the period until December 31 1994 to the extent that such inspection is reasonably requested.

7.2 The parties undertake upon the request of either party, at any time after today and without further compensation, to execute all documents in proper form and to take all measures which may still be necessary in order to consummate and to comply fully with the purpose of this Agreement.

7.3  The Sellers have provided guarantees to
certain banks for obligations of the company to such banks, namely Ohl BIH a guarantee of DM
800,000, to Deutsche Bank AG, Koblenz, and
Messrs. Strebert, Moeck and Kirchhoff guarantees of DM 400,000 each to Dresdner Bank AG,
Stuttgart. Buyer hereby undertakes to cause such banks to issue to the Sellers releases for such guarantees and to indemnify and hold harmless the Sellers from any obligation arising under such guarantees.

8.

Name Rights, Secrecy, Non-Competition Covenants

8.1 a) Buyer and its successors shall have the right to use in the future, in accordance with the then-prevailing provisions of the law, the present firm name of the Company, with or without addition, for themselves or for a subsidiary, a branch or a division. Sellers will support Buyer and its successors in any permissible manner and will issue every necessary document in order to enable these companies to use the firm name or parts thereof.

b) The Sellers undertake in the future not to use the name Gibat, nor any firm name confusingly similar thereto, with or without addition, nor a trademark or a design presently used by the Company or confusingly similar with the ones used by the Company, in any business connection whatsoever.

8.2 The Sellers undertake for an unlimited period of time to keep strictly secret all matters, and in particular all business and trade secrets, of the Company known to them and not to disclose such matters and secrets, directly or indirectly, to any third party nor to cause such disclosure by third parties nor to abet or justify such disclosure nor to use such matters or secrets for themselves and shall cause their employees, officers and representatives to adhere to the provisions of this 8.2.

8.3 Sellers undertake for a period of five years from today without the prior consent of the Buyer not to cause or influence any worker, employee, agent or advisor of the Company (excluding lawyers, certified public accountants and tax advisors) to work in any way whatsoever for them, for an Affiliate, or for a competitor, or to terminate an existing relationship with the Company.

8.4 Sellers undertake for a period of five years not to manufacture, distribute or render in any part of the world any product or services which are of the same kind as, or competitive with, products or services manufactured, distributed or rendered by the Company in the past or at present or planned to be manufactured, distributed or rendered by the Company, nor to assist third parties, directly or indirectly, in the manufacture, distribution or rendering of such products or services, nor to hold in any way whatsoever an interest in the company which manufactures, distributes or renders such products or services.
Excluded from this restriction is the acquisition and holding of an investment of shares or securities of a company listed on a major stock exchange which is engaged in the manufacture, distribution or rendering of such products or services provided that Sellers in the aggregate do not directly or indirectly acquire shares or convertible debentures which constitute, or can be converted into, more than five percent of the share capital of the respective company. Also excluded are the activities of Ohl BIH and affiliated companies specified in Annex 8.4.

9.

Miscellaneous

9.1 The notary's fees and transfer taxes, if any, connected with the execution and consummation of this Agreement shall be borne by the Buyer.
Apart therefrom, each contractual party shall bear its own costs and taxes and the costs of its own advisors and auditors.

9.2 Changes and amendments to this Agreement shall be valid only if made in writing unless a notarial deed is legally required. This shall also apply to amendments of this provision and to Clause 9.3 below.

9.3 Declarations to be made hereunder shall be valid only if made in writing, and shall be delivered by mail, telephone or telefax, to be confirmed by mail to the parties at the following addresses:

If to the Sellers:

Mr. Wolfgang Strebert
Bismarckstrasse 32
73770 Denkendorf,

If to the Buyer:

Astec Industries, Inc.,
Attention Mr. Albert E. Guth,
4101 Jerome Avenue
Chattanooga, Tennessee 37407
U.S.A.

In each case, subject to written notice of change of address.

9.4 Each party shall be personally responsible for the fulfillment of all obligations, if any, vis-a-vis brokers, financial advisors or finders assumed by that party in respect of the transaction agreed herein.

9.5 If a provision of this Agreement should be or become invalid or not contain a necessary regulation, the validity of the other provisions of this Agreement shall not be affected thereby. The invalid provision shall be replaced and the gap be filled by a legally valid arrangement which corresponds as closely as possible to the intentions of the parties or what would have been the intentions of the parties according to the aim and purpose of this Agreement if they had recognized the gap.

9.6  The Annexes to this Agreement form an
integral part of the Agreement. The headings of this Agreement shall only serve the purpose of easier orientation and are of no consequence to the contents and interpretation of this Agreement.

9.7  This Agreement shall be governed by German law.

9.8 The place of jurisdiction for all disputes under or in connection with this Agreement, including disputes relating to its validity shall be the District
Court (Landgericht) in Frankfurt am Main.

The protocol and its Annexes were read to the persons appearing, approved by them and signed by them and the notary in their own handwriting as follows:

/s/  Wolfgang Strebert
/s/  Thomas Hoene
/s/  Peter Ohl
/s/  Heinz Dangendorf
/s/  James Donald Brock
/s/  Peter Gamon, notary